

November 13, 2012

Via E-Mail
Weidong Hong
Chief Executive Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Tower D, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013

> **Re:** **Yucheng Technologies Limited**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed October 30, 2012 by Yucheng Technologies Limited, et. al.**
> **File No. 005-82213**

Dear Mr. Hong:

We have reviewed your filing and have the following comments. References to prior comments refer to our letter dated October 25, 2012.

Schedule 13E-3/A

General

1. We are currently reviewing your annual report filed on Form 20-F for the fiscal year ended December 31, 2012, which was filed on April 27, 2012, under a separate cover. Please note that this concurrent review may affect our review of your Schedule 13E-3 because you incorporate your audited financial statements by reference from this Form 20-F and you provided similar financial information in your proxy statement beginning on page 80. To the extent your responses to any Form 20-F comments affect your Schedule 13E-3 reporting requirements, you should revise your Schedule 13E-3 and/or proxy statement accordingly.

Revised Proxy Statement

General

2. We note that in addition to meeting date information, you omit share amounts, share percentages, and number of shareholders information throughout your proxy statement. You should provide this information in your next amendment.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 25

3.   We note your response to prior comment 6 regarding the scope of Roth's fairness opinion on page 27. Please revise to explain why you believe your independent committee was able to determine the fairness of the going private transaction for unaffiliated shareholders based on the Roth opinion, when the opinion addresses a different scope of shareholders that includes affiliated shareholders owning Excludible shares.

Financial Information, page 80

4.   We note that you provided financial statement information for fiscal 2011 in U.S dollar as a convenience translation. We would expect information included in the annual financial statements to be audited unless GAAP or SEC rules state otherwise. Please explain further why you have provided this information on an unaudited basis.

    Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3619 with any questions.

                                    Sincerely,

                                    /s/ Daniel F. Duchovny
                                    Daniel F. Duchovny
                                    Special Counsel
                                    Office of Mergers and Acquisitions

cc: Via E-Mail
        Lin Huang, Esq.
        Cleary Gottlieb Steen & Hamilton LLP